FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2004

GOLD RESERVE INC.

Commission file number…001-31819

Address of Principal Executive Offices: ....926 West Sprague Avenue
Suite 200
Spokane, Washington 99201

....

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F
or Form 40-F.

Form 20-F__X__   Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

GOLD RESERVE INC.

September 30, 2004

Interim Financial Report
U.S. Dollars

Forward Looking Statements

The information presented or incorporated by reference in this interim report, including management's discussion and analysis of financial condition and results of operations, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, the concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for future advancement of the Brisas property, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.

Operations Overview

BRISAS PROJECT

Our primary mining asset, the Brisas project, is a gold/copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. A pre-feasibility study was completed in 1998 and updated in 2000 by JE MinCorp. In late 2003, the Company selected Aker Kvaerner Metals, Inc., a subsidiary of the international engineering and construction services group, Aker Kvaerner and a number of other consultants including Pincock Allen & Holt and Vector Colorado LLC, to complete a bankable feasibility study for the construction and operation of the Brisas project. In early 2004, based on the recommendations of Aker Kvaerner, the Company selected a 70,000 tonne per day conventional flotation plant as the basis for completion of the Brisas bankable feasibility study. Under this alternative, the Company plans to produce gold doré on-site and ship gold/copper concentrate to an off-site smelter.

The Company previously reported resource and mineral reserve estimates using both a traditional off-site smelter process as well as the CESL process. While the Company will continue to evaluate process alternatives, management has concluded a conventional flotation plant will be the primary focus of the Brisas bankable feasibility study, which is expected to be completed in December 2004 with a production decision thereafter. Based on the current processing focus of the bankable feasibility study, mineral resource and reserve estimates are no longer disclosed using on-site copper processing technology.

Behre Dolbear originally calculated the previously disclosed mineral resource and reserve estimates, which were updated by Pincock Allen & Holt as noted below. As part of that engagement, Behre Dolbear audited our data collection procedures and modeling and mineral reserve methodology for the preliminary feasibility study. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing. Further, Behre Dolbear concluded that the estimating techniques used were an accurate representation for the mineral reserves; drill hole spacing was sufficient to generate future estimates of proven and probable mineral reserves; and the database was correct and reliable.

Mineral Resource Estimate

Based on work completed by Pincock Allen & Holt for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas project is estimated to contain a measured and indicated mineral resource of 10.97 million ounces of gold and approximately 1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). The July 2004 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table:

(kt=1,000 tonnes) Au Eq Cut-off Grade	Measured			Indicated			Measured and Indicated		
	kt	Au (gpt)	Cu (%)	kt	Au (gpt)	Cu (%)	kt	Au (gpt)	Cu (%)
0.40	217,847	0.700	0.118	284,869	0.662	0.132	502,716	0.678	0.126

(In Millions) Au Eq Cut-off Grade	Measured			Indicated			Measured and Indicated		
	Au oz.	Cu lb.		Au oz.	Cu lb.		Au oz.	Cu lb.	
0.40	–	4.904	566	–	6.064	827	–	10.968	1,393

The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 126.5 million tonnes containing 0.65 grams gold per tonne and 0.13 percent copper, or 2.64 million ounces of gold and 370 million pounds of copper.

The mineral resource estimate has been calculated in accordance with CSA National Instrument 43–101. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper. The qualified persons involved in the property evaluation and resource estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of Pincock Allen & Holt and Brad Yonaka, Exploration Manager for Gold Reserve.

Mineral Reserve Estimate

Based on work completed by Pincock Allen & Holt for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas project is estimated to contain a proven and probable mineral reserve of approximately 9.1 million ounces of gold and 1.2 billion pounds of copper. The August 2004, estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:

Class	Reserve tonnes (thousands)	Au Grade (gpt)	Cu Grade (%)	Au ounces (thousands)	Cu pounds (millions)	Waste tonnes (thousands)	Total tonnes (thousands)	Strip Ratio
Proven	190,073	0.71	0.123	4,343	516			
Probable	216,970	0.68	0.133	4,754	638			
Total	407,043	0.70	0.129	9,097	1,154	753,012	1,160,055	1.85

The mineral reserve (within a pit design) has been estimated in accordance with the SME Reporting Guide and CIM Standards as adopted by CSA National Instrument 43-101. The mineral reserve was estimated using metal prices of US $350 per ounce gold and US $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne. The qualified persons involved in the property evaluation and reserve estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of Pincock Allen & Holt and Brad Yonaka, Exploration Manager for Gold Reserve.

Brisas Project Work To Date.

Considerable work has taken place to establish the mineral resource and reserve. Over $75 million has been expended on the Brisas project including property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and exploration costs. Other activities on the property include: extensive geology, geophysics and geochemistry, over 800 exploration drill holes totaling approximately 180,000 meters of core drilling, audits by Behre Dolbear (of exploration drilling, sampling, assaying procedures and ore reserves methodology), environmental baseline work/socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, pre-feasibility study with JE MinCorp, supplement to the pre-feasibility study with JE MinCorp, and bench scale testing of an on-site copper process.

In July 2004, the Company selected a 70,000 tonne per day conventional flotation plant as the basis for completion of the Brisas bankable feasibility study. In addition on July 13, 2004, the Company announced a revised estimate of measured and indicated gold and copper resource on the Brisas property to approximately 10.97 million ounces of gold and 1.4 billion pounds of copper. The inferred resource at Brisas is an additional 2.64 million ounces of gold and 370 million pounds of copper.

On July 23, 2004, the Company reported that its wholly owned subsidiary, Compania Aurifera Brisas del Cuyuni, C.A. ("Brisas"), received a Special Award for Excellence in Social Management from the Latin-America Mining Organization ("OLAMI"). OLAMI is an industry association that represents and promotes mining in 16 Latin American countries. The Company received this award for its past and current work in social management and responsibility at its Brisas Project.

On August 3, 2004, the Company announced a revised estimate of the mineral reserve on the Brisas property to approximately 9.1 million ounces of gold and 1.2 billion pounds of copper. Pincock Allen & Holt, Inc. of Denver, Colorado completed the Brisas mineral reserve analysis based on 180,000 meters of diamond drilling in 803 holes. The mineral reserve (within a pit design) has been estimated in accordance with the SME Reporting Guide and CIM Standards as adopted by CSA National Instrument 43-101. The mineral reserve was estimated using metal prices of US $350 per ounce gold and US $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne. The revision incorporated expected mining and milling costs for a 70,000 tonne per day flotation plant, and anticipated smelter treatment and refining charges for the gold/copper concentrates. As part of this analysis, Pincock Allen & Holt, Inc. concluded that the Brisas mineral reserve estimate is reliable for the current phase of the project's feasibility study and that there is upside potential for additional mineral reserves at the Brisas project from the down-dip extension of the ore body.

On September 28, 2004 the Company announced it is working with Neil S. Seldon & Associates Ltd. (NSA) of Vancouver, BC, Canada to market the copper and precious metals concentrate related to the Brisas project. NSA is also assisting the Company in the development of sales and marketing strategies and with smelter negotiations for the concentrate sales contracts. Management and NSA conducted initial planning meetings with representatives of smelters in Japan, Germany and Spain during the last several months. Further discussions are in process and management expects to complete indicative marketing agreements with one or more smelters subsequent to the completion of the final feasibility study.

On September 30, 2004 the Company announced it had engaged AATA International, Inc. of Fort Collins, Colorado to complete the Brisas Project Environmental and Social Impact Assessment Study (ESIA), meeting World Bank Standards, the new Equator Principles as well as any requirements desired by financing institutions. AATA is teamed up with Ingenieria Caura, S.A. of Caracas, Venezuela who is also working on the Venezuela Environmental Impact Study (VEIS) to support the Brisas permit applications. AATA is recognized as one of the world's leading experts in assessing the environmental and social impact of projects for bank financing and has completed similar assessments for the Overseas Private Investment Corporation (OPIC), the European Bank for Reconstruction and Development (EBRD), International Finance Corporation (IFC) and others. The Company expects to submit the Venezuelan EIS at the beginning of 2005 and anticipates the approval process will take approximately 90 days.

On October 7, 2004 the Company announced it engaged Endeavour Financial International Corporation to provide general corporate financial advice with respect to its corporate development and expected financing of the Brisas Project. Endeavour has one of the worlds largest investment banking teams dedicated exclusively to the mining industry and has significant experience in advising companies on raising capital for mining projects on a global basis. Endeavour has reviewed the Brisas Project and will assist with the completion of Gold Reserve's feasibility study with a view to evaluating the most efficient financing plan for Brisas.

During October 2004, a Presidential Decree was published identifying approximately 13% of the Imataca Forest Reserve (the "Imataca") in the State of Bolivar to be used for various activities, including mining. The Brisas Project is located within the Imataca in an area previously approved for mining activities. This recent Decree was published in response to earlier challenges of a prior Decree which opened an even larger part of the Imataca to activities such as mining, and a subsequent Supreme Court prohibition against issuing new mining concessions in the Imataca. Published after public consultation, the new Decree reduces the size of the area available for activities, such as mining, which had been set-aside in earlier Decrees. MEM and MARN have indicated that this Decree resolves the Imataca issue. We have been advised by Venezuelan counsel that it is unlikely that future regulations related to this issue will impact our properties but management can make no assurances that further challenges to the Imataca issue by third parties will not occur.

Brisas Work Plan.

Based on the potential to increase the mineral reserve, the Company is drilling an additional 15,000 meters at a cost of approximately $800,000. The drilling is primarily located in the down-dip extension of the ore body and is expected to be completed before year-end. However, an updated mineral reserve estimate is not expected until late in the first quarter of 2005 and, accordingly, will not be incorporated in the feasibility study.

During the remainder of 2004, the Company will continue activities on the Brisas project that are required to complete a bankable feasibility study in December 2004. In addition to the efforts related to the completion of the feasibility study, management is currently identifying equipment and consumable sources, continuing activities to secure permits and easements required to construct the Brisas project, developing plans to address regional social issues related to the construction and operation of the project, and developing plans to obtain exoneration from or otherwise minimize the impact of VAT and duty taxes related to the project.

Management and its advisors have developed a comprehensive critical-path plan for funding the mine construction. This plan includes the development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas project. Concurrent with these activities, management will also devote substantial time and effort on a marketing program designed to identify and obtain the required debt and equity for the Brisas project.

The ultimate design and future cost of construction of the Brisas project is subject to the results of a bankable feasibility study which will be required before a production decision can be made. Actual construction costs, production rates and cost of production will vary from the preliminary feasibility study estimates based on the results of the bankable feasibility study, as well as factors encountered if and when production commences. The timing of these activities is subject to, among other things, project financing, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors.

Choco 5 Property

The Company continues to be focused primarily on its Brisas project however, to a lesser extent, the Company is continuing limited activities on its Choco 5 property. The Choco 5 property, a grass-roots gold exploration target, is located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the property in 2000, the Company has invested approximately $200,000 on acquisition and exploration costs and expects to expend up to $300,000 beginning in early 2005, on further exploration. Exploration activities will include the following: environmental permitting, additional geologic mapping and reconnaissance, comprehensive grid of soil geochemical sampling, exploration drilling, geophysical testing of established gold anomalies in the eastern sector of the property, trenching and selective diamond drilling of gold anomalies, and construction of access roads to facilitate the above activities.

Financial Overview

Overview. The following discussion of financial position as of September 30, 2004 and results of operations for the three and nine months ended September 30, 2004 and 2003 are to be read in conjunction with the Company's unaudited consolidated financial statements and related notes, included herein.

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following management's discussion and analysis, dated November 10, 2004, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the Company's potential future performance. Additional information on the Company can be found in the Company's Annual Information Form filed with Canadian Securities Regulators at www.sedar.com and its Form 20F filed with the US Securities and Exchange Commission at www.sec.gov.

The Company is engaged in the business of exploration and development of mining projects and is presently focusing its financial resources on its most significant asset, the Brisas project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. As a result, the Company has not recorded revenue or cash flow from its mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas project is fully developed and put into commercial production. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas project, if constructed, to be similarly financed along with project and corporate debt financing.

Venezuela has experienced high levels of inflation during the last several years as well as political instability, civil unrest, currency and exchange controls, and a decline in industrial output and foreign investment. In August 2004, Venezuela held a mid-term presidential recall referendum (as provided in the Constitution), the result of which was President Chavez maintained his position as president of Venezuela. Since the referendum, the political climate in Venezuela appears to have improved. Despite political and economic turmoil, we have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our operations and investments in Venezuela could be adversely affected in the future.

As noted elsewhere in this report, the Company has engaged a number of engineering; construction marketing and financial services consultants to complete the bankable feasibility study and obtain funding for the construction and operation of the Brisas project. Completion of the feasibility study (expected in December 2004), obtaining the required permits and obtaining funding for the Brisas project will continue to be the Company's primary focus during the remainder of 2004 and into 2005.

Results of Operations. The Company's results of operation are a product of operating expenses, primarily related to the development of the Brisas project, net of investment income. Consolidated net loss for the three and nine months ended September 30, 2004 amounted to $1,420,077 and $3,512,192 or $0.05 and $0.12 per share compared to consolidated net loss of $809,276 and $2,074,145 or $0.03 and $0.09 per share for the same periods in 2003.

Other income for the three and nine month periods ended September 30, 2004 increased by approximately $48,000 and $49,000 over the comparable three and nine month periods in 2003. The change was primarily due to an increase in investment gains.

Operating expenses for the three and nine months ended September 30, 2004 amounted to $1,613,417 and $4,040,009, respectively, which is an increase from the comparable three and nine-month periods in 2003 of $658,477 and $1,486,701, respectively. The increase in operating expenses is primarily due to the normal expansion of the organization required for the proposed future development of the Brisas project, increased costs related to investor relations as well as the impact of adopting the Canadian Institute of Chartered Accountants Standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is recorded as compensation expense. See footnote 3 to the consolidated financial statements.

Liquidity and Capital Resources.

The Company had no significant investing activities during the nine months ended September 30, 2004, other than the purchase and sale or maturity of marketable securities, which, on a net basis, totaled approximately $1,700,000 in sales and maturities of marketable securities.

The total financial resources of the Company, cash plus marketable securities, decreased $6.1 million from December 31, 2003 to approximately $13.7 million as of September 30, 2004.

On November 4, 2004 the Company completed an offering of 5,361,000 Units of the Company representing aggregate gross proceeds to the Company of CDN$30,021,600 or approximately $25,000,000. A syndicate of underwriters purchased the Units on a bought deal basis for sale to investors at a price of CDN$5.60 or approximately $4.66 per Unit. Each Unit is comprised of one Common Share and one-half of a Common Share Purchase Warrant of Gold Reserve. Each whole Common Share Purchase Warrant will entitle the holder thereof to acquire one Common Share of Gold Reserve at a price of CDN$6.50 or approximately $5.45 per Common Share for a period of 24 months following the closing date of the Offering. The net proceeds from the offering will be used for the development of the Brisas property.

As of November 10, 2004, the Company held approximately $38 million in cash and investments at market. In the near-term management believes that current cash and investment balances are sufficient to allow the Company to fund its activities through 2005 (excluding construction costs related to the Brisas project). The ultimate design and cost of the Brisas mining facility and associated expenditures are subject to the results of a final feasibility study.

As of November 10, 2004, the Company had the following shares, equity units, warrants and share options issued:

Class A common	33,673,895
Equity units*	1,157,397
Warrants to purchase Class A common shares	4,689,800
Options to purchase Class A common shares	3,233,874

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one to one basis.

Further activities related to the completion of the Brisas bankable feasibility study will include further analysis of the applicability of producing copper cathode on-site, further metallurgical testing, drilling, geotechnical studies and environmental studies, final feasibility and engineering, as well as permitting and on-going maintenance. The timing of these activities is subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors.

Future production of gold and copper on the Brisas property is dependent upon, among other things, the price of gold and copper, obtaining the appropriate environmental and operating permits, and obtaining adequate financing. Management can provide no assurances that it will be able to acquire the required significant additional financing that will be needed, if and when, construction on the Brisas project commences. Failure to raise the required funds will impede the Company's ability to construct and operate the Brisas project and would, in the long-term, have a material adverse effect on the Company.

CONSOLIDATED BALANCE SHEETS

September 30, 2004 *(unaudited)* **and December 31, 2003**

U.S. Dollars		September 30, 2004		December 31, 2003
ASSETS				
Current Assets				
Cash and cash equivalents	$	6,804,297	$	11,331,503
Marketable securities		6,853,455		8,450,478
Deposits, advances and other		313,418		310,820
Accrued interest		26,248		68,651
Total current assets		13,997,418		20,161,452
Property, plant and equipment, net		49,562,649		46,126,317
Other		796,660		742,713
Total assets	$	64,356,727	$	67,030,482
LIABILITIES				
Current Liabilities:				
Accounts payable and accrued expenses	$	935,966	$	765,860
Total current liabilities		935,966		765,860
Minority interest in consolidated subsidiaries		1,121,741		1,126,151
Total liabilities		2,057,707		1,892,011
SHAREHOLDERS' EQUITY				
Serial preferred stock, without par value				
Common shares and equity units, without par value		113,480,662		112,971,425
Less common shares held by affiliates		(674,598)		(674,598)
Stock options		838,355		
Accumulated deficit		(50,985,297)		(47,054,004)
KSOP debt		(360,102)		(104,352)
Total shareholders' equity		62,299,020		65,138,471
Total liabilities and shareholders' equity	$	64,356,727	$	67,030,482

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

s/ Chris D. Mikkelsen   s/ Patrick D. McChesney

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Nine Months Ended September 30, 2004 and 2003 *(unaudited)*

	Three Months Ended		Nine Months Ended	
U.S. Dollars	**2004**	**2003**	**2004**	**2003**
OTHER INCOME				
Interest	$ 111,805	$ 145,664	$ 347,958	$ 467,363
Gain on sale of marketable securities	81,535		179,859	11,800
	193,340	145,664	527,817	479,163
EXPENSES				
General and administrative	674,437	365,513	1,771,674	970,192
Technical services	744,126	507,807	1,583,887	1,133,892
Corporate communications	179,231	105,885	563,098	303,182
Legal and accounting	10,984	9,725	82,002	107,902
Foreign currency (gain) loss	2,772	(41,409)	43,758	15,861
Minority interest in net income (loss) of consolidated subsidiaries	1,867	7,419	(4,410)	22,279
	1,613,417	954,940	4,040,009	2,553,308
Net loss	$(1,420,077)	$ (809,276)	$ (3,512,192)	$ (2,074,145)
Net loss per share	$ (0.05)	$ (0.03)	$ (0.12)	$ (0.09)
Weighted average common shares outstanding	28,386,147	23,673,135	28,291,545	23,553,556

CONSOLIDATED STATEMENTS OF DEFICIT
For the Nine Months Ended September 30, 2004 and 2003 *(unaudited)*

U.S. Dollars	
Deficit, December 31, 2003	$ (47,054,004)
Adjustment for stock option compensation from 2002 and 2003	(419,101)
Net loss	(3,512,192)
Deficit, September 30, 2004	$ (50,985,297)
Deficit, December 31, 2002	$ (43,346,668)
Net loss	(2,074,145)
Deficit, September 30, 2003	$ (45,420,813)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Nine Months Ended September 30, 2004 and 2003 *(unaudited)*

	Three Months Ended		Nine Months Ended	
U.S. Dollars	**2004**	**2003**	**2004**	**2003**
Cash Flows from Operating Activities:				
Net loss	$(1,420,077)	$(809,276)	$ (3,512,192)	$(2,074,145)
Adjustments to reconcile net loss to net cash used by operating activities:				
Stock option compensation	116,320		419,254	
Depreciation	15,485	10,992	40,597	33,369
Amortization of premium on marketable securities	26,945	22,993	93,802	68,211
Foreign currency loss (gain)	2,772	(41,409)	43,758	15,861
Minority interest in net income (loss) of consolidated subsidiaries	1,867	7,419	(4,410)	22,279
Net gain on sale of marketable securities	(81,535)		(179,859)	(11,800)
Shares issued for compensation			13,279	
Changes in non-cash working capital:				
Net decrease (increase) in deposits, advances and accrued interest	124,954	(26,259)	148,905	28,150
Net increase in accounts payable and accrued expenses	515,507	191,547	170,106	118,359
Net cash used by operating activities	(697,762)	(643,993)	(2,766,760)	(1,799,716)
Cash Flows from Investing Activities:				
Proceeds from the sale and maturity of marketable securities	2,881,535	2,000,000	4,729,859	6,851,300
Purchase of marketable securities	(764,275)	(1,300,718)	(3,046,779)	(4,486,325)
Purchase of property, plant and equipment	(1,274,913)	(14,928)	(3,476,929)	(19,929)
Other	(56,232)	31,632	(214,397)	40,734
Net cash provided (used) by investing activities	768,115	715,986	(2,008,246)	2,385,780
Cash Flows from Financing Activities:				
Proceeds from the issuance of common shares	194,400	9,659,250	247,800	9,659,250
Net cash provided by financing activities	194,400	9,659,250	247,800	9,659,250
Change in Cash and Cash Equivalents:				
Net Increase (decrease) in cash and cash equivalents	282,753	9,731,243	(4,527,206)	10,245,314
Cash and cash equivalents - beginning of period	6,521,544	2,098,703	11,331,503	1,584,632
Cash and cash equivalents - end of period	$ 6,804,297	$11,829,946	$6,804,297	$11,829,946

The accompanying notes are an integral part of the consolidated financial statements.

Selected Notes To Consolidated Financial Statements

For the Nine Months Ended September 30, 2004 and 2003 *(unaudited)*

Expressed in U.S. Dollars

1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of September 30, 2004, and the results of operations and the cash flows for the nine months ended September 30, 2004 and 2003. The results of operations for the nine months ended September 30, 2004 and 2003 are not necessarily indicative of the results to be expected for the full year.

The Company reviewed costs incurred on the Brisas project and in accordance with its accounting policy has capitalized $3,373,446 associated with the Brisas feasibility study during 2004. Of the costs that were capitalized, $2,116,764 relates to costs incurred in the first two quarters of 2004, which had previously been expensed.

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's 2003 annual report.

2. Geographic Segments

Net Loss for the Three and Nine Months Ended September 30, 2004 and 2003

| | Three Months Ended | | Nine Months Ended | |
	2004	2003	2004	2003
United States	$ 676,229	$ 331,511	$ 2,321,032	$ 962,499
Venezuela	743,848	477,765	1,191,160	1,111,646
Consolidated	$ 1,420,077	$ 809,276	$ 3,512,192	$ 2,074,145

Selected Notes To Consolidated Financial Statements
For the Nine Months Ended September 30, 2004 and 2003 *(unaudited)*

Expressed in U.S. Dollars

3.   Share Option Plan:

    The Company's Equity Incentive Plan (the "Plan") allows for the granting of common share purchase options to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. There were 724,937 options remaining for future grants at September 30, 2004. Share option transactions for the nine months ended September 30, 2004 and 2003 are as follows:

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of period	3,204,124	$ 0.95	3,368,549	$ 0.80
Options exercised	(284,954)	$ 1.00	(55,000)	$ 0.73
Options canceled	(19,296)	$ 1.13		
Options granted	395,500	$ 3.67	128,075	$ 1.56
Options outstanding at end of period	3,295,374	$ 1.27	3,441,624	$ 0.83
Options exercisable at end of period	3,033,190	$ 1.12	3,299,320	$ 0.81

	Price Range	Price Range
Exercise price at end of period	$ 0.55 - $ 4.14	$ 0.50 - $ 1.58
Exercise price for exercisable shares	$ 0.55 - $ 4.14	$ 0.50 - $ 1.58

    Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is followed. Accordingly, compensation expense was recorded on a retroactive basis to retained earnings to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $419,101.

    The Company recorded additional compensation expense of $419,254 for stock options granted during the nine months ended September 30, 2004. The fair value of the options granted was calculated using the Black-Scholes model assuming a risk free interest rate of 3.25%, expected life of five years, expected volatility of 65% and a dividend yield of nil.

4.   Subsequent Event:

    On November 4, 2004 the Company completed an offering of 5,361,000 Units of the Company representing aggregate gross proceeds to the Company of CDN$30,021,600 or approximately $25,000,000. A syndicate of underwriters purchased the Units on a bought deal basis for sale to investors at a price of CDN$5.60 or approximately $4.66 per Unit. Each Unit is comprised of one Common Share and one-half of a Common Share Purchase Warrant of Gold Reserve. Each whole Common Share Purchase Warrant will entitle the holder thereof to acquire one Common Share of Gold Reserve at a price of CDN$6.50 or approximately $5.45 per Common Share for a period of 24 months following the closing date of the Offering. The net proceeds from the offering will be used for the development of the Brisas property.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOLD RESERVE INC.

By: s/ Robert A. McGuinness
      Vice President – Finance & CFO
      November 11, 2004